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                                                Filed By: Frontstep, Inc.
                                                Pursuant to Rule 425 under
                                                the Securities Act of 1933
                                                and deemed filed pursuant
                                                to Rule 14a-12 under the
                                                Securities Exchange Act

                                                Subject Company: Frontstep, Inc.
                                                Commission File No.: 0-19024

     On November 25, 2002, Frontstep, Inc. issued a press release announcing the proposed merger (the "Merger") of Frontstep, Inc. with a wholly owned subsidiary of MAPICS, Inc.

     A copy of the press release pertaining to the Merger is being filed as Appendix A to this filing, and is incorporated herein by reference.


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                                                                      Appendix A


FINANCIAL CONTACTS:                                  MARKETING CONTACTS:
Michael J. Casey                                     Jeff Cashman
Chief Financial Officer                              Chief Marketing Executive
MAPICS, Inc                                          MAPICS, Inc.
(678) 319-8359                                       (678) 319-8245
mike.casey@mapics.com                                jeff.cashman@mapics.com


Daniel P. Buettin                                    Aggie Haslup
Vice President and Chief Financial Officer           Vice President Marketing
Frontstep, Inc.                                      Frontstep, Inc.
(614) 523-7299                                       (614) 523-7241
dan.buettin@frontstep.com                            aggie.haslup@frontstep.com


                     MAPICS TO ACQUIRE FRONTSTEP AND CREATE
                 LARGEST GLOBAL MIDRANGE ERP SOLUTIONS PROVIDER
                     COMMITTED EXCLUSIVELY TO MANUFACTURERS
                             ----------------------
   With Estimated Annual Revenue of Over $200 Million, the Combined Company's Solutions have been Implemented in More than 10,000 Customer Sites Globally

     ATLANTA and COLUMBUS, OH -- (Nov. 25, 2002) -- MAPICS, Inc. (Nasdaq/NM:
MAPX) and Frontstep, Inc. (Nasdaq/NM: FSTP), leading global providers of extended enterprise solutions for world-class manufacturers, today announced the signing of a definitive agreement whereby MAPICS will acquire Frontstep. Terms of the acquisition include the exchange of 4.2 million shares of MAPICS' common stock for all the outstanding shares of Frontstep and the assumption by MAPICS of Frontstep's debt and other liabilities. This transaction will create the largest provider of extended ERP, CRM and SCM applications that is committed exclusively to solving the unique challenges of discrete and batch process manufacturers. The combined company has solutions that have been implemented in more than 10,000 customer sites worldwide. Both MAPICS and Frontstep customers will now be served by a much larger, global company with a heritage of continual delivery of technological innovations, practical business solutions, deep supply chain and customer relationship management functionality and unmatched service and support.

     Dick Cook, MAPICS' president and chief executive officer, remarked, "This combination affirms MAPICS as the premier provider of enterprise solutions that are exclusively for manufacturers of all sizes around the world. Plans call for offerings from both organizations to be marketed under the MAPICS brand. We are excited about the opportunity to leverage the investment Frontstep has made in delivering SyteLine 7 on Microsoft .NET, and we also have



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substantial potential to continue building on our market success on the IBM platform. The midrange manufacturing market has proven its appetite for applications on both of these leading platforms and we have a firm commitment to sustain active product development for each. In addition, the combined company will benefit from a more balanced sales strategy with both direct and reseller channels serving the global manufacturing market."

     Cook added, "MAPICS has generated a profit from operations for the last eight consecutive quarters, a period during which many in our industry have had difficulty coping with the economic recession that has had a particularly severe impact on the manufacturing sector. The Company's strong relative performance has allowed MAPICS to maintain a liquid financial position, eliminate debt and have the flexibility to pursue investment opportunities such as this transaction."

     "Today's announcement is exciting for the customers, prospects, shareholders, employees and partners of both our organizations," said Stephen A. Sasser, Frontstep's president and chief executive officer. "This combination of two very seasoned and successful companies creates a financially stable business that has the strength and resources to continue to support the customer base while investing in enhancements and new product innovation. Both current and future customers will benefit from our proven solutions, manufacturing expertise and employee talent."

     Dwight Klappich, Senior Program Director of META Group and a twenty-five year manufacturing industry veteran, commented, "The manufacturing software market has historically been very fragmented, and because of this, market consolidation has been anticipated for several years. Companies, especially mid-market manufacturing companies, now rank vendor viability very high on their list of evaluation criteria; so it is imperative that vendors demonstrate the ability to continually strengthen their organizations. MAPICS' acquisition of Frontstep strengthens their organization by bringing together two established manufacturing-focused software companies that can now leverage a large combined customer base with new sales channels and complementary offerings."



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ACQUISITION HIGHLIGHTS

     MAPICS, Inc. has signed a definitive agreement to acquire Frontstep, Inc., formerly known as Symix, a publicly traded manufacturing applications provider headquartered in Columbus, Ohio. Terms of the acquisition include the purchase of all Frontstep shares for 4.2 million shares of MAPICS, Inc. common stock subject to closing conditions. MAPICS currently has approximately 20.5 million shares (diluted) outstanding. Frontstep shareholders will receive approximately
0.30 MAPICS shares for each share of Frontstep stock held. As part of this combination, MAPICS will assume up to $21.5 million of Frontstep's debt as well as certain outstanding stock options and warrants. Closing, which is expected to occur during the first calendar quarter of 2003, remains subject to certain conditions including, but not limited to, regulatory clearance and approval of the acquisition by MAPICS and Frontstep stockholders at special meetings.

     MAPICS reported revenues of $128.3 million for its fiscal year ended September 30, 2002, while Frontstep recorded total revenues of $92.6 million for its 2002 fiscal year ended June 30, 2002. MAPICS expects to record special charges of $9 to $11 million before taxes in connection with the acquisition. Excluding acquisition-related charges, the Company anticipates that this transaction will be accretive in the quarter ending December 31, 2003, the first quarter of MAPICS' fiscal 2004 year.

ABOUT MAPICS

     Headquartered in Alpharetta, Georgia, and with offices around the globe, MAPICS delivers collaborative business applications and expert consulting services that help manufacturers become world class. By transforming operations to achieve best-in-class performance in key business metrics, world-class manufacturers gain market share, operate at peak efficiency and exceed customer expectations. MAPICS solutions include an enterprise resource planning (ERP) foundation, plus supply chain management and customer relationship management functionality. With approximately 3,000 customers installed in 6,000 sites in more than 70 countries, MAPICS has a strong focus and proven success in helping create world-class manufacturers in discrete and batch process manufacturing industries like electronics, industrial equipment, and automotive and transportation. Our customers include such leading manufacturers as Anaren Microwave, Inc., Dukane Corp, Volvo Construction Equipment, YORK International Corporation, Dirona SP, Goodrich Corporation, Hartzell Propeller, Inc. and Honda Motor Co., Ltd.


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ABOUT FRONTSTEP

     Frontstep is a leading global provider of software and services for discrete, to-order manufacturers. With more than 20 years of experience, Frontstep leverages the Microsoft .NET platform to help manufacturers create and implement solutions - including extended ERP, customer relationship management, and supply chain management - that simplify and streamline business processes and operations. Through these innovative and practical solutions, manufacturers can respond better and faster to customer demands for quality products and services.

     Frontstep, formerly Symix, is headquartered in Columbus, Ohio, and has approximately 1,800 customers installed in 4,400 sites in more than 40 countries worldwide.

     The proposed transaction will be submitted to MAPICS' and Frontstep's shareholders for their consideration, and MAPICS will file with the SEC a registration statement containing the joint proxy statement-prospectus to be used by MAPICS and Frontstep to solicit their respective shareholders' approval of the proposed transaction, as well as other relevant documents concerning the proposed transaction. Shareholders of MAPICS and Frontstep are urged to read the registration statement and the joint proxy statement-prospectus regarding the proposed transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement-prospectus included in the registration statement, as well as other filings containing information about MAPICS and Frontstep, at the SEC's Internet site (http://www.sec.gov).

     Copies of the joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to: Martin D. Avallone, MAPICS, Inc., 1000 Windward Parkway, Suite 100, Alpharetta, Georgia 30005 (678-319-8000).

     MAPICS and Frontstep and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MAPICS and Frontstep in connection with the merger. Information regarding those participants is included in the proxy statements for MAPICS' and Frontstep's most recent annual shareholders' meetings, which are available at the SEC's website. Additional

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information regarding the interests of those participants may be obtained by reading the joint proxy statement-prospectus regarding the proposed transaction when it becomes available.

     Statements in this press release or otherwise attributable to the Company regarding the Company's business which are not historical facts, including those regarding benefits associated with the contemplated transaction, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "will," "committed," "plans," "leverage," "potential," "sustain," "strategy," "investing," "expect," "anticipate," "believes" and similar expressions as well as statements regarding the expected amount of special charges and anticipated accretion are intended to identify such forward-looking statements. These forward-looking statements are not guarantees of performance and are inherently subject to risks and uncertainties, none of which can be predicted or anticipated. Future events and actual results, financial or otherwise, could differ materially from those contained herein. Important factors that could cause the actual results to differ materially from the Company's expectations include the ability of the parties to consummate the transaction, including obtaining acceptable financing and other approvals necessary, the ability of the parties to successfully manage and establish relationships with third parties, the ability of the parties to successfully and profitably integrate products and operations, competition in the market for business software in the manufacturing industry, as well as other factors set forth from time to time in the Company's reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to revise or publicly update such forward-looking statements whether as result of new information or otherwise.